PIMCO-SPONSORED INTERVAL FUNDS

SECOND AMENDED AND RESTATED DISTRIBUTION AND SERVICING PLAN

FOR CLASS A-4 SHARES

Effective: September 19, 2019

WHEREAS, each closed-end management investment company listed on Schedule A attached hereto (each, a “Fund” and collectively, the “Funds”) is operated as a closed-end interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, each Fund relies on an exemptive order granted by the Securities and Exchange Commission (the “Multi-Class Order”) permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges so long as the Fund complies with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and complies with Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d), as amended from time to time;

WHEREAS, the Funds have adopted a multiple class plan in accordance with Rule 18f-3 under the 1940 Act, to permit the issuance of common shares of beneficial interest (“shares”) in different classes;

WHEREAS, each Fund is authorized to issue separate classes of shares, including a class designated as Class A-4 (“Class A-4 shares”);

WHEREAS, certain shareholders of the Funds may require distribution, administrative, recordkeeping, shareholder and/or related services that are in addition to services required by other shareholders, and the provision of such services to shareholders requiring these services may benefit such shareholders and facilitate their ability to invest in the Funds;

WHEREAS, issuance of shares of the Funds in a class subject to a fee for the Funds’ cost of providing distribution, administrative, recordkeeping, shareholder and/or related services would allocate the Funds’ expense of rendering such services to the shareholders of such class who receive such additional services;

WHEREAS, the Funds have entered into a written Distribution Agreement (the “Agreement”) with the Funds’ principal distributor (the “Distributor”), pursuant to which the Distributor will act as the distributor of each Fund during the Fund’s continuous offering of shares;

WHEREAS, the Funds with respect to Class A-4 shares may enter into agreements with various Service Organizations (as defined below) either directly or through the Distributor or through the Funds’ administrator, pursuant to which the Service Organization (as defined below) makes available or offers Class A-4 shares of the Funds for sale to the public and/or provides certain distribution, administrative, recordkeeping, shareholder and/or related services to its clients, members or customers who purchase Class A-4 shares of a Fund;

WHEREAS, This Distribution and Servicing Plan (the “Plan”) shall operate as a compensation Plan, which means that the fees payable pursuant to this Plan shall be paid regardless of the amount of expenses actually incurred in providing the services contemplated hereunder;

WHEREAS, the Boards of Trustees (the “Board’) of each Fund has determined that there is a reasonable likelihood that this Plan will benefit the Funds and their shareholders; and

NOW THEREFORE, each Fund hereby adopts this Plan on the following terms and conditions:

Section 1. Each Fund will pay to the Distributor a fee (the “Distribution and/or Servicing Fee”) for services rendered and expenses borne by the Distributor in connection with the distribution of Class A-4 shares of the Fund (“Distribution Services”) and/or personal services rendered to Class A-4 shareholders of the Fund and/or maintenance of Class A-4 shareholder accounts (“Shareholder Services”). The Distribution and/or Servicing Fee shall be paid at an annual rate with respect to each Fund not to exceed 0.75% of the Fund’s average daily net assets attributable to its Class A-4 shares, provided that such portion of the Distribution and/or Servicing Fee attributable to Shareholder Services may not exceed the maximum amount, if any, as may from time to time be permitted for such services under FINRA Rule 2341 or any successor rule, in each case as amended or interpreted by FINRA or its staff, which is 0.25% as of the date of this Plan. Subject to such limits and subject to the provisions of Section 8 hereof, the Distribution and/or Servicing Fee shall be as approved with respect to each Fund from time to time by: (a) the Trustees of the Fund; and (b) those Trustees of the Fund who are not “interested persons” and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Plan Trustees”), and may be paid in respect of services rendered and expenses borne in the past as to which no Distribution and/or Servicing Fee was paid on account of such limitation. A majority of the Plan Trustees may, at any time and from time to time, reduce the amount of payments pursuant to the Plan, or may suspend the operation of the Plan with respect to Class A-4 shares of one or more of the Funds, for such period or periods of time as they may determine. The Distribution and/or Servicing Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine.

Section 2. In consideration of the Distribution and/or Servicing Fee, the Distributor shall provide in respect of Class A-4 shares (either directly or by procuring through other entities, including various financial services firms such as broker-dealers and registered investment advisors (“Service Organizations”)) Distribution Services and Shareholder Services. Distribution Services include some or all of the following services and facilities in connection with direct purchases by shareholders or in connection with products, programs or accounts offered by such Service Organizations: (i) facilities for placing orders directly for the purchase of a Fund’s shares; (ii) advertising with respect to a Fund’s Class A-4 shares; (iii) providing information about the Funds; (iv) providing facilities to answer questions from prospective investors about the Funds; (v) receiving and answering correspondence, including requests for prospectuses and statements of additional information; (vi) preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; (vii) assisting investors in applying to purchase Class A-4 shares and selecting dividend and other account options. Shareholder Services may include, but are not limited to the following functions: (i) receiving, aggregating and processing shareholder orders; (ii) furnishing shareholder sub-accounting; (iii) providing and maintaining elective shareholder services such as check writing and wire transfer services; (iv) providing and maintaining pre-authorized investment plans; (v) communicating periodically with shareholders; (vi) acting as the sole shareholder of record and nominee for shareholders; (vii) maintaining accounting records for shareholders; (viii) answering questions and handling correspondence from shareholders about their accounts; (ix) issuing confirmations for transactions by shareholders; (x) performing similar account administrative services; (xi) providing such shareholder communications and recordkeeping services as may be required for any program for which a Service Organization is a sponsor that relies on Rule 3a-4 under the 1940 Act; (xii) and providing such other similar services as may reasonably be requested to the extent a Service Organization is permitted to do so under applicable statutes, rules, or regulations. The Distribution and/or Servicing Fee may be spent by the Distributor for the services rendered to Class A-4 shareholders as set forth above, but will generally not be spent by the Distributor on recordkeeping charges, accounting expenses, transfer costs or custodian fees.

Section 3. This Plan shall not take effect with respect to a Fund until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of both: (a) the Trustees of the Fund; and (b) the Plan Trustees, cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

Section 4. This Plan shall continue in effect with respect to a Fund for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3.

Section 5. Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to this Plan or any related agreement shall provide to the Trustees of the Fund, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. It is acknowledged that the Distributor may expend or impute interest expense in respect of its activities or expenses under this Plan and the Trustees and the Plan Trustees may give such weight to such interest expense as they determine in their discretion.

Section 6. This Plan may be terminated at any time with respect to Class A-4 shares of a Fund by vote of a majority of the Plan Trustees or by vote of a majority of the outstanding voting securities of such class of shares of that Fund.

Section 7. All agreements with any person relating to implementation of this Plan with respect to any Fund shall be in writing, and any agreement related to this Plan with respect to any Fund shall provide:

(A) That such agreement may be terminated at any time with respect to the Class A-4 shares of a Fund, without payment of any penalty, by vote of a majority of the Plan Trustees or by vote of majority of the outstanding voting securities of such class of shares of that Fund, on not more than 60 days’ written notice to any other party to the agreement; and

(B) That such agreement shall terminate automatically in the event of its assignment.

Section 8. This Plan may not be amended to increase materially the amount of the Distribution and/or Servicing Fee with respect to the Class A-4 shares of a Fund, as permitted pursuant to Section 1 hereof, without approval of a majority of the outstanding voting securities of such class of shares, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3 hereof.

Section 9. As used in this Plan the terms “assignment”, “interested persons” and “majority of the outstanding voting securities” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 10. This Plan has been adopted in accordance with Rule 12b-1 under the 1940 Act and is designed to comply with all applicable requirements imposed under such Rule as if they apply to closed-end management investment companies. Any portion of the Distribution and/or Servicing Fee deemed to have financed any activity which is primarily intended to result in the sale of the Fund’s shares (within the meaning of Rule 12b-1) shall be deemed to have been paid under this Plan and pursuant to clause (b) of Rule 12b-1.

Section 11. The provisions of this Plan are severable for each Fund and any rights, liabilities or obligations of each Fund hereunder shall be several and independent of one and other and neither joint nor joint and several with respect to any other Fund.

Section 12. An Agreement and Declaration of Trust establishing each Fund, copies of which, together with all amendments thereto and restatements thereof (each, a “Declaration”), are on file in the Office of the Secretary of State of the Commonwealth of Massachusetts, provides that the name of each Fund to which the Declaration applies refers to the Trustees under the Declaration collectively as Trustees and not as individuals or personally, and that no shareholder, trustee, officer, employee or agent of the Fund shall be subject to claims against or obligations of the Fund (or a particular class of shares) to any extent whatsoever, but that the Fund (or class of shares) shall only be liable.

Schedule A

List of PIMCO-Sponsored Interval Funds

Fund		Effective Date

1. PIMCO Flexible Credit Income Fund	PFLEX	March 21, 2018
2. PIMCO Flexible Municipal Income Fund	PMFLX	September 19, 2019